December 12, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Allison White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. White:

Below please find our responses to your supplemental comments provided on December 9, 2019, with respect to the Registrant’s Post-Effective Amendment No. 82 (“PEA No. 82”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 17, 2019 (SEC Accession Number 0001398344-19-018064), for the purpose of adding a new series, the Guardian Fundamental Global Equity Fund (the “Fund”). PEA No. 82 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on December 31, 2019, however as previously communicated, the Registrant intends to request acceleration of effectiveness to December 18, 2019.

Prospectus

Comment 1. With regard to the last paragraph referenced below from the Fund’s Principal Investment Strategies, please clarify what is meant by “various characteristics.”

A security may be sold if it exceeds the Adviser’s thresholds for target stock price relative to various characteristics, if the security no longer meets the Adviser’s thresholds for the growth and quality characteristics outlined above, or if the Adviser believes a different combination of stocks in the Fund’s portfolio would enhance the sustainable growth, quality and forecast return of the Fund’s overall portfolio.

Response: The Registrant has updated the disclosure as follows (emphasis supplied to denote edit):

A security may be sold if it exceeds the Adviser’s thresholds for target stock price relative to our estimates of the current value of the company’s future cash flows and future ratios of stock price to company earnings, if the security no longer meets the Adviser’s thresholds for the growth and quality characteristics outlined above, or if the Adviser believes a different combination of stocks in the Fund’s portfolio would enhance the sustainable growth, quality and forecast return of the Fund’s overall portfolio.

Comment 2. To create consistency between the Item 4 and Item 9 disclosures of Form N1-A, please include “Issuer Risk” in the Item 9 disclosure, or alternatively, remove it from the Item 4 disclosures.

Response: The Registrant has updated the Item 9 disclosure to include Issuer Risk.

Comment 3. Consistent with the presentation of Non-Diversification Risk in the Fund’s Principal Investment Risks, please add disclosure to the Fund’s Principal Investment Strategies to indicate that the Fund is not diversified.

Response: The Registrant has added the following sentence to the end of the first paragraph of the Fund’s Principal Investment Strategies:

The Fund will operate as a non-diversified portfolio.

Comment 4. With regard to the Investment Company Risk disclosure included in the section titled “Additional Information Regarding Principal Investment Risks,” please consider limiting this risk disclosure to the Fund’s Statement of Additional Information (“SAI”).

Response: The Registrant has complied with this request by removing Investment Company Risk from the Fund’s prospectus, and instead, will retain this disclosure in the Fund’s SAI.

If you have any additional questions, or need additional information, please contact me at 513-869-4327.

Sincerely,

/s/ Matthew Beck

Matthew Beck
Secretary

cc:	Mr. Martin R. Dean, Chief Compliance Officer